111 West Monroe Street Chicago, Illinois 60603-4080 T 312.845.3000 F 312.701.2361 www.chapman.com

July 29, 2020

VIA EDGAR CORRESPONDENCE

David Orlic
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	First Trust Exchange-Traded Fund VIII (the “Trust”)
File Nos. 333-210186; 811-23147

Dear Mr. Orlic:

This letter responds to your additional comments, provided by telephone on July 21, 2020, regarding the registration statement filed on Form N-1A for First Trust Exchange-Traded Fund VIII (the “Trust”) with the staff of the Securities and Exchange Commission (the “Staff”) on March 10, 2020 (the “Registration Statement”). The Registration Statement relates to the FT Cboe Vest U.S. Equity Buffer Strategy ETF (the “Fund”), a series of the Trust. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

Comment 1

The Staff believes that the use of “Buffer” in the Fund’s name may be misleading given that the Fund does not provide a defined investment buffer. Please explain why the use of “Buffer” in the Fund’s name is appropriate given the foregoing.

Response to Comment 1

As noted previously, the Fund believes that the use of “Buffer” in the Fund’s name is appropriate and unlikely to mislead investors given that the Fund invests entirely in a series of “buffered” Underlying ETFs, which use the term in their respective fund names. Additionally, while the Fund itself does not seek to provide a defined investment buffer, it is expected to materially benefit from the buffers provided by the Underlying ETFs. It should also be noted that the Underlying ETFs provide differing levels of buffered protection (or, in some cases, no buffered protection) depending on when an investor purchases shares during a Target Outcome Period. Therefore, the Fund does not believe that the lack of a defined investment buffer at the Fund level should preclude the Fund from indicating through its name that the Fund seeks to provide some level of buffered protection. The Fund believes that the prospectus clearly discloses the nature of the potential benefit of the buffered protection sought at the Fund level.

Comment 2

Please generally revise the Item 4 disclosure to describe the Fund’s investment strategies and the benefit to investors that the Fund seeks to provide. Please explain clearly why an investor would choose to invest in the Fund instead of an Underlying ETF, given that the Fund does not seek to provide a definable outcome or buffer.

Response to Comment 2

The prospectus has been revised in accordance with this comment.

Comment 3

Please generally remove duplicative disclosure from the Item 4 disclosure.

Response to Comment 3

The prospectus has been revised in accordance with this comment.

Comment 4

On page 6 of the blacklined prospectus, the disclosure states that “the Fund may not receive the full benefit of the Underlying ETF buffer and could have limited upside potential.” Please add “because of the cap” to the end of this sentence.

Response to Comment 4

In accordance with the Fund’s Response to Comment 2, the referenced disclosure has been removed.

Comment 5

On page 6 of the blacklined prospectus, the disclosure refers to the “’laddered’ nature” of the Underlying ETFs. Please expand upon this concept.

Response to Comment 5

The prospectus has been revised in accordance with this comment.

Comment 6

Please move the discussion of the quarterly rebalancing of the Fund’s portfolio to the beginning of the Item 4 disclosure.

Response to Comment 6

The referenced disclosure now appears in the third full paragraph on page 4 of the prospectus.

Comment 7

On page 10 of the blacklined prospectus, the disclosure states that “if a Target Outcome Period has begun and the Underlying ETF has decreased in value beyond the pre-determined 10% buffer, the Fund purchasing shares at that price may not benefit from the buffer.” Please consider whether the disclosure should read “will not benefit” or explain how the Fund could benefit from the buffer in this situation.

Response to Comment 7

In accordance with the Fund’s Response to Comment 2, the referenced disclosure has been removed.

Comment 8

On page 10 of the blacklined prospectus, the disclosure states that “if a Target Outcome Period has begun and an Underlying ETF has increased in value, the Fund may not benefit from the buffer until the Underlying ETF’s value has decreased to its value at the commencement of the Target Outcome Period.” Please consider whether “to its value” should be changed to “below its value.”

Response to Comment 8

In accordance with the Fund’s Response to Comment 2, the referenced disclosure has been removed.

Comment 9

Please revise and expand the disclosure to clarify how the Fund and Underlying ETF websites will assist an investor in understanding whether the Fund is an appropriate investment. Additionally, please state in the disclosure that the current proportional relationship of the Underlying ETFs will be be available on the Fund website.

Response to Comment 9

The prospectus has been revised in accordance with this comment.

Comment 10

On page 10 of the blacklined prospectus, the disclosure refers to the “returns that the Fund seeks to provide.” Please revise this disclosure given that the Fund does not seek to provide a stated outcome or buffer.

Response to Comment 10

The prospectus has been revised in accordance with this comment.

Comment 11

Please add a risk factor with respect to information technology companies.

Response to Comment 11

The prospectus has been revised in accordance with this comment.

Comment 12

Please add more fulsome disclosure regarding the Fund’s investment strategies to the Item 9 disclosure.

Response to Comment 12

The prospectus has been revised in accordance with this comment.

Comment 13

On page 18 of the blacklined prospectus, the disclosures states that the Fund “… is likely to experience investment returns very different from those that the Underlying ETF seeks to provide .” Please add to the disclosure a statement that the Fund may not receive the full benefit of the Underlying ETF buffer and could have limited upside potential.

Response to Comment 13

The prospectus has been revised in accordance with this comment.

Comment 14

On page 18 of the blacklined prospectus, there is a reference to the “Fund’s cap.” Please revise the disclosure to refer to the “Underlying ETF’s cap.”

Response to Comment 14

The prospectus has been revised in accordance with this comment.

Comment 15

Please consider adding positive and negative numbers to the chart on page 21 of the blacklined prospectus to clarify the meaning of the chart.

Response to Comment 15

The prospectus has been revised in accordance with this comment.

Comment 16

Please add “Portfolio Turnover Risk” to the Item 4 disclosure.

Response to Comment 16

The prospectus has been revised in accordance with this comment.

********

Please call me at (312) 845-3781 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,
Chapman and Cutler llp
By:	/s/ Eric Fred Fess
Eric Fred Fess